                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                        _______________________________

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                        _______________________________

                          WYNDHAM INTERNATIONAL, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        _______________________________

     Options to Purchase Class A Common Stock, Par Value $0.01 Per Share,
       Granted on or after January 1, 2000 to Certain Eligible Employees
                        (Title of Class of Securities)

                        _______________________________

                                  983131 10 6
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                        _______________________________

                               John P. Bohlmann
                            Deputy General Counsel
                       1950 Stemmons Freeway, Suite 6001
                              Dallas, Texas 75207
                                (214) 863-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                        _______________________________

                                   Copy to:

                           N. Kathleen Friday, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1700 Pacific Avenue, Suite 4100
                              Dallas, Texas 75201
                                (214) 969-2800
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                           CALCULATION OF FILING FEE


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         Transaction Valuation*                          Amount of Filing Fee
--------------------------------------------------------------------------------
                  N/A                                             N/A
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   *   A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

   [_] Check box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: Not applicable.    Filing Party:  Not applicable.
       Form or Registration No.: Not applicable.  Date Filed:  Not applicable.

   [X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_] third party tender offer subject to Rule 14d-1.
          [X] issuer tender offer subject to Rule 13e-4.
          [_] going-private transaction subject to Rule 13e-3.
          [_] amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

     On November 14, 2001, Wyndham International, Inc., a Delaware corporation, issued the following press release, which does not constitute an offer to exchange:

Analyst Inquiries:                                           Media Inquiries:
Elizabeth Williams                                           Andrew Jordan
ewilliams@wyndham.com                                        ajordan@wyndham.com
(214) 863-1389                                               (214) 863-1360


                    WYNDHAM INTERNATIONAL ANNOUNCES OPTION
                    EXCHANGE PROGRAM FOR SELECT EMPLOYEES

DALLAS (Nov. 14, 2001) - Wyndham International, Inc. (NYSE: WYN) today announced that its board of directors has approved a voluntary option exchange program for select employees of the Company and its subsidiaries. Wyndham expects to formally commence the exchange offer within the next ten business days.

"We greatly value the contributions and outstanding work of our employees," said Fred J. Kleisner, chairman and chief executive officer of Wyndham. "In the face of very difficult and uncertain market conditions, we have been managing costs by making difficult decisions, including the reduction in the size of our workforce. In response, our remaining employees have extended their responsibilities, and we believe that this program is an important component in our ability to retain, motivate and reward these employees. The ability to retain the continuity of our very strong management team is vital to the future success of Wyndham."

Under the program, certain employees of the company and its subsidiaries who received in the performance review conducted by Wyndham in November 2001 a performance rating that they either met or exceeded the standards set for their position by the company and who hold options to purchase shares of Wyndham's class A common stock, par value $0.01 per share, granted on or after January 1, 2000 under the Second Amendment and Restatement of Wyndham's 1997 Incentive Plan can exchange those options for restricted unit awards. One restricted unit will be granted for each share of class A common stock underlying the eligible options held by the eligible employees. All tendered eligible options will be cancelled promptly upon the expiration of the offer. The restricted units will be granted upon the expiration of the offer under the Second Amendment and Restatement of Wyndham's 1997 Incentive Plan and will vest on the third, fourth and fifth anniversaries of the date of grant, subject to earlier vesting or forfeiture in certain circumstances.

Wyndham has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, the company will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Exchange, Election Form and other related documents. Employees who are eligible to participate in the offer are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Exchange, Election Form and other related documents, when they become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at www.sec.gov. Following the commencement of the offer, eligible employees will also be able to obtain, without charge, copies of the Schedule TO and related exhibits from Wyndham.

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Wyndham International, Inc. offers upscale and luxury hotel and resort accommodations through proprietary lodging brands and a management services division. Based in Dallas, Wyndham International owns, leases, manages and franchises hotels and resorts in the United States, Canada, Mexico, the Caribbean and Europe. For more information, visit www.wyndham.com. For reservations, call 800-WYNDHAM.

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of Sections 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including projections about future operating results. The company's results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause a difference include, but are not limited to, risks associated with the availability of equity or debt financing at terms and conditions favorable to the company; risks associated with the course of litigation; the company's ability to effect sales of assets on favorable terms and conditions; the company's ability to integrate acquisitions into its operations and management; risks associated with the hotel industry and real estate markets in general; competition within the lodging industry; the impact of general economic conditions; risks associated with debt financing, including the company's ability to obtain a permanent amendment to its credit agreement and increasing rate loan agreement; the impact of terrorist activity, threats of terrorist activity and responses thereto on the economy in general and the travel and hotel industries in particular; and other risks and uncertainties set forth in the company's annual, quarterly and current reports and proxy statements.